EXHIBIT 3.1
RESTATED
ARTICLES OF INCORPORATION
OF
EMC INSURANCE GROUP INC.

ARTICLE I.

The name of the corporation is EMC Insurance Group Inc.

ARTICLE II.

The period of its duration is perpetual.

ARTICLE III.

The location of the corporation's principal place of business is in Polk County, Iowa. As of the filing date of these Restated Articles of Incorporation, the location of the corporation's principal place of business is 717 Mulberry Street, Des Moines, Iowa 50309. The principal place of business may be changed hereafter to any other location in Polk County, Iowa, without further amendment of these Restated Articles of Incorporation.

ARTICLE IV.

The purposes and objectives for which the corporation is organized are the transaction of any and all lawful business for which corporations may be organized under the Iowa Business Corporation Act (Chapter 490, Code of Iowa 2003, and successor statutory provisions).

ARTICLE V.

The aggregate number of shares that the corporation is authorized to issue is thirty million (30,000,000) shares of common stock at a par value of one dollar ($l.00) per share.

At all meetings of the shareholders, each holder of common stock shall be entitled to one vote for each share of stock held by such holder. The holders of the shares of common stock shall be entitled to receive the net assets of the corporation upon dissolution.

The shareholders shall have no preemptive right to acquire unissued or treasury shares of the corporation, or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares.
ARTICLE VI.

Private property of the shareholders of this corporation shall be exempt from corporate liability.

ARTICLE VII.

The business and affairs of this corporation shall be managed by a Board of Directors consisting of not less than five (5) nor more than twelve (12) members, with the actual number of members set forth in, or determined in accordance with the procedures prescribed in, the Bylaws of the corporation.

The vote required for election of a director by the shareholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or against the election of a nominee at a meeting of shareholders. In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. An election shall be considered contested if, as of the record date, there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

ARTICLE VIII.

A director of the corporation shall not be liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the corporation with respect to any statement of facts existing at or prior to the time of such repeal or modification.

ARTICLE IX.

The corporation shall indemnify a director for liability (as such term is defined in section 490.850(5) of the Iowa Business Corporation Act) to any person for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) receipt of a financial benefit by a director to which the director is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. Without limiting the foregoing, the corporation shall exercise all of its permissive powers as often as necessary to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. If the Iowa Business Corporation Act is hereafter amended to authorize broader indemnification, then the indemnification obligations of the corporation shall be deemed amended automatically and without any further action to require indemnification and advancement of funds to pay for or reimburse expenses of its directors and officers to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any indemnification obligations of the corporation with respect to any statement of facts existing at or prior to the time of such repeal or modification.

ARTICLE X.

A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit.

EMC Insurance Group Inc.

By:	/s/ Bruce G. Kelley
Bruce G. Kelley, President and Chief Executive Officer

By:	/s/ Richard W. Hoffmann
Richard W. Hoffmann, Vice President, General Counsel and Secretary

(Incorporating an amendment approved by the Board of Directors of EMC Insurance Group Inc. by unanimous written consent on May 4, 2015, pursuant to Section 490.1005(4)(b)).

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